EXHIBIT 99.2
--------------------------------------------------------------------------------


ARACRUZ CELULOSE S.A.
AND SUBSIDIARIES
FINANCIAL INFORMATION AS OF DECEMBER
31, 2004 AND 2003, AND REPORT OF
INDEPENDENT AUDITORS






As notas explicativas da administracao sao parte integrante das demonstracoes financeiras.

INDEPENDENT AUDITORS' REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Directors and Stockholders' of
Aracruz Celulose S.A.
Aracruz - ES


1 We have audited the accompanying individual (Company) and consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries as of December 31, 2004 and the related statements of income, changes in stockholders' equity (Company) and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work taking into consideration the significance of the balances, volume of transactions and the accounting and internal control systems of the company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and subsidiaries at December 31, 2004 and the results of its operations, the changes in stockholders equity and the changes in its financial position for the year then ended, in conformity with Brazilian accounting practices.

4 Our audit was conducted for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flow and of value added provide supplemental information about the Company and are not a required part of the basic financial statements. The statement of cash flows and of value added were subjected to the auditing procedures described in the second paragraph and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

5 The financial statements of the Company and the supplementary statements of cash flow and of value added for the year ended December 31, 2003, presented for comparative purposes, were examined by other independent auditors, whose report, dated January 12, 2004, expressed an unqualified opinion on those statements and included an explanatory paragraph that described a matter regarding the utilization of a fiscal benefit granted by the Northeast Development Agency (Agencia de Desenvolvimento do Nordeste "ADENE"), discussed in Note 19 to the financial statements.

6 The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.


     Rio de Janeiro, January 11, 2005

     Original signed by:

     DELOITTE TOUCHE TOHMATSU                      Celso de Almeida Moraes
     Independent Auditors                          Accountant
     CRC - SP 011.609/O-S-ES                       CRC-SP 124.669/O- S-ES


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

BALANCE STATEMENTS AT DECEMBER 31
IN THOUSANDS OF REAIS
------------------------------------------------------------------------------------------------------------------------------------

                              PARENT COMPANY          CONSOLIDATED                             PARENT COMPANY         CONSOLIDATED
                        --------------------- ---------------------                          ---------------------  ----------------
                                                                     LIABILITIES AND
ASSETS                     2004        2003      2004        2003    STOCKHOLDERS EQUITY        2004    2003      2004       2003
                        ----------  ---------  ---------   --------                          --------  -------- ---------   --------

CURRENT ASSETS                                                       CURRENT LIABILITIES
 Cash and cash                                                        Suppliers               118,048   174,306   215,672   242,413
   equivalents               1,308        494     90,193     78,989
 Marketable securities      10,573      3,315     84,931    169,498   Loans and financings    203,968   893,661   433,612 1,164,129
 Short-term investments  1,093,905    826,286  1,093,905    826,286   Advances from
 Trade accounts                                                        subsidiaries           246,037   350,528
  receivable               281,652    471,061    509,410    581,824   Dividends               177,692   361,471   177,692   361,471
 Inventories               152,869    135,228    314,219    332,736   Income tax and
 Tax credits               107,120     37,268    137,776    100,505    social contribution     73,749    25,527    92,323    64,034
 Advances to suppliers       2,087      2,621      9,451     16,480   Other                    59,329    44,548    70,537    61,191
 Other accounts                                                                             ---------  -------- --------- ----------
  receivable                37,244     14,034     44,228     59,438                           878,823  1,850,04 1 989,836 1,893,238
 Other                         291        142      9,575      6,647                         ---------  -------- --------- ----------
                          --------     ------   --------    -------
                                                                     LONG-TERM LIABILITIES
                         1,687,049  1,490,449  2,293,688  2,172,403
                         ---------  ---------  ---------  ---------   Loans and financings  1,356,791 1,071,706 3,894,672 2,918,482
                                                                      Advances from
                                                                       subsidiaries         1,829,324 1,733,520
LONG-TERM ASSETS                                                      Income tax and
 Long-term investments       4,250                 4,250               social contribution    109,338    74,118   101,613    65,715
 Advances to suppliers     129,285     88,944    138,927     88,944   Provision for
 Controlled companies        4,074        534                          contingencies          345,582   251,547   353,001    273,030
 Tax credits                 8,247                20,362      4,549   Others                   94,246   112,906    94,276    112,966
 Judicial deposits          46,025     40,469     49,212     41,616                        ---------- --------- ---------  ---------
 Other Accounts receivable   7,446     12,773     17,653     12,77                          3,735,281 3,243,797 4,443,562  3,370,193
 Other                       1,567      1,567     12,497     13,774                        ---------- --------- ---------  ---------
                         ---------  ---------  ---------  ---------  MINORITY INTEREST                                779       767
                           200,894    144,287    242,901    161,656
                         ---------  ---------  ---------  ---------  STOCKHOLDERS' EQUITY
                                                                      Share capital         1,854,507 1,854,507 1,854,507 1,854,507
PERMANENT ASSETS                                                      Capital reserve         142,858   100,931   142,858   100,931
 Investments             1,319,712  2,742,707     27,512    848,765   Revenue reserve       1,501,613   864,771 1,501,613   864,771
 Property, plant and     4,381,839  3,516,928  5,722,751  4,724,365   Unrealized net income                       (50,768)  (73,923)
  equipment                                                           Treasury stocks          (8,150)   (8,150)   (8,150)   (8,150)
 Deferred                  515,438     11,526    587,385     95,145                         --------- --------- --------- ----------
                         ---------  ---------  ---------  ---------
                         6,216,989  6,271,161  6,337,648  5,668,275                         3,490,828 2,812,059 3,440,060 2,738,136
                         ---------  ---------  ---------  ---------                         --------- --------- --------- ---------
                                                                     TOTAL LIABILITIES AND
TOTAL ASSETS             8,104,932  7,905,897  8,874,237  8,002,334  STOCKHOLDERS'EQUITY    8,104,932 7,905,897 8,874,237 8,002,334
                         =========  =========  =========  =========                         ========= ========= ========= =========


The accompanying notes are an integral part of these consolidated financial statements.


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31
IN THOUSANDS OF REAIS



                                                                   PARENT COMPANY                  CONSOLIDATED
                                                          ------------------------------   ---------------------------
                                                                   2004            2003           2004           2003
                                                          --------------  --------------   ------------  -------------
OPERATING REVENUES
  Foreign market                                              2,510,291       2,705,757      3,672,970      3,230,386
  Domestic market                                               182,968          49,020        193,525        126,177
                                                          --------------  --------------   ------------  -------------

                                                              2,693,259       2,754,777      3,866,495      3,356,563
Sales taxes and other deductions                                (39,606)        (10,323)      (455,327)      (290,353)
                                                          --------------  --------------   ------------  -------------

Net operating revenues                                        2,653,653       2,744,454      3,411,168      3,066,210
Cost of sales                                                (1,742,319)     (1,334,762)    (1,799,112)    (1,489,404)
                                                          --------------  --------------   ------------  -------------

GROSS PROFIT                                                    911,334       1,409,692      1,612,056      1,576,806
                                                          --------------  --------------   ------------  -------------
OPERATING EXPENSES (INCOME)
  Selling                                                        48,520          31,724        174,868        153,438
  Administrative                                                 72,471          51,510         94,250         71,276
  Directors' fees                                                11,088           8,050         11,262          8,211
  Financial
    Expenses                                                    333,694        (173,207)       342,759       (160,590)
    Income                                                     (117,024)        (87,723)      (146,682)       (21,683)
Equity in results of affiliated companies                      (507,761)        100,458             73
Provision for losses in tax credits                              66,725          70,346         66,725         70,346
Other, net                                                       40,746          35,163         53,480         52,727
                                                          --------------  --------------   ------------  -------------

                                                                (51,541)        36,321        596,735        173,725
                                                          --------------  --------------   ------------  -------------

OPERATING INCOME                                                962,875       1,373,371      1,015,321      1,403,081
                                                          --------------  --------------   ------------  -------------

Non-operating income, net                                         6,108         (27,308)        6,015        (28,728 )
                                                          --------------  --------------   ------------  -------------

INCOME BEFORE INCOME TAX, SOCIAL CONTRIBUTION, MINORITY         968,983       1,346,063      1,021,336      1,374,353
INTEREST AND REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY

Income tax and social contribution                             (182,141)      (467,630)      (211,327)       (504,020)

INCOME BEFORE MINORITY AND REVERSAL OF INTEREST ON              786,842         878,433        810,009        870,333
STOCKHOLDERS' EQUITY                                     --------------  --------------   ------------  -------------

Minority interest                                                                                  (12)          (98)
                                                         --------------  --------------   ------------  -------------

INCOME BEFORE INTEREST ON STOCKHOLDERS' EQUITY                  786,842         878,433        809,997        870,235

Reversal of interest on stockholders' equity                    258,500                        258,500
                                                          --------------  --------------

NET INCOME                                                    1,045,342         878,433      1,068,497        870,235

Net effect of unrealized earnings from                                                         (23,155)        8,198
subsidiaries                                             --------------  --------------   ------------  -------------

NET INCOME FOR THE YEAR - PARENT COMPANY                      1,045,342         878,433      1,045,342        878,433
                                                          ==============  ==============   ============  =============

NET INCOME PER THOUSAND SHARES - R$                            1,014.21          852.27
                                                          ==============  ==============


The accompanying notes are an integral part of these consolidated financial statements.


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
IN THOUSANDS OF REAIS
----------------------------------------------------------------------------------------------------------------------------------
                                                         CAPITAL RESERVE                     REVENUE RESERVES
                                                   --------------------------  -----------------------------------

                                       SHARE           FISCAL                         FOR         RETAINED     TREASURY
                                      CAPITAL        INCENTIVE          LEGAL     INVESTMENTS     EARNINGS     STOCKS    TOTAL
                                      -------        ---------          -----     -----------     --------     ------    -----
AT JANUARY 1, 2003                     1,854,507                       125,972     288,035                      (8,142)  2,260,372
                                       ---------       -------         -------     -------        ---------     ------   ---------
Purchase of stock                                                                                                   (8)         (8)
Complementary dividends                                                            (67,669)                                (67,669)
Fiscal Incentive                                       100,931                                                             100,931
Net income for the year                                                                             878,433                878,433
Increase in reserves                                                    43,921     474,512         (518,433)
Proposed dividends (Note 15(b))                                                                    (360,000)              (360,000)
                                       ---------       -------         -------     -------         ---------    ------   ---------
ON DECEMBER 31, 2003                   1,854,507       100,931         169,893     694,878                      (8,150)  2,812,059
                                       =========       =======         =======     =======         =========    ======   =========



Fiscal Incentive                                        41,927                                                              41,927
Net income for the year                                                                             1,045,342            1,045,342
Transfer to reserves                                                    52,267     584,575           (636,842)
Proposed dividends and
 interest on
 stockholders'
 equity - proposed
 and paid (Note 15(b))                                                                                          (408,500)   408,500)
                                       ---------       -------        -------    ---------        -----------   -------- -----------

ON DECEMBER 31, 2004                   1,854,507       142,858        222,160    1,279,453                        (8,150) 3,490,828
                                       =========       =======        =======    =========        ===========    ======== =========


The accompanying notes are an integral part of these consolidated financial statements.


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31
IN THOUSANDS OF REAIS
-------------------------------------------------------------------------------------------------------------------

                                                                         PARENT COMPANY            CONSOLIDATED
                                                                  -------------------------  -------------------------

                                                                      2004          2003         2004          2003
                                                                  -----------  ------------  -----------   -----------
SOURCE OF FUNDS
 From operations
   Net income for the year                                         1,045,342       878,433    1,068,497       870,235
   Expenses (income) not affecting working capital
     Depreciation, amortization and depletion                        440,631       289,181      464,765       336,414
     Equity in results of affiliated companies                      (507,761)     100,458           73
     Income tax and social contribution deferred - long-term          35,220        82,470       35,898        87,710
     Provision for contingencies, net                                118,729       173,456      104,666       171,823
     Interest, monetary and foreign exchange variation
      on long-term assets and long-term liabilities, net            (255,859)     (330,016)    (273,926)     (282,924)
     Provision for losses in tax credits                              66,725        70,346       66,725        70,346
     Goodwill amortization                                             6,932        26,948        6,932        26,948
     Residual value of permanent assets written off                   39,142         2,820        1,802         4,515
                                                                  -----------  ------------  -----------   -----------
                                                                     989,101     1,294,096    1,475,432     1,285,067
 From third parties
   Long-term financings and advances from clients                  1,083,079     1,869,256    1,658,938     1,847,107
   Capital reduction in subsidiary                                    85,363       470,250
   Dividends receivable                                              482,338
   Transfer of permanent and long-term
      assets to current assets                                        46,065       208,811       48,476       215,743
   Working capital of acquired subsidiary company                                                             107,189
   Other                                                              43,894       106,712       41,458        97,104
                                                                  -----------  ------------  -----------   -----------

                                                                   1,740,739     2,655,029    1,748,872     2,267,143
                                                                  -----------  ------------  -----------   -----------
TOTAL SOURCE OF FUNDS                                              2,729,840     3,949,125    3,224,304     3,552,210
                                                                  -----------  ------------  -----------   -----------
APPLICATION OF FUNDS
   Long-term assets
      Transfers from current assets - tax credits                    113,608        89,942      120,443        90,262
   Permanent assets
      Investments                                                    201,016     1,970,744                  1,658,027
      Property, plant and equipment                                  274,968       350,076    1,150,016       615,593
      Deferred                                                                                    1,388        12,310
      Merged company
   Acquisition of treasury stocks                                                        8                          8
   Dividends /interest on shareholders' equity proposed              408,500       427,669      408,500       427,669
       and paid
   Transfer of long-term financings to current liabilities           444,778       939,732      406,365       942,035
   Other                                                             119,152       172,429      112,905       172,024
                                                                  -----------  ------------  -----------   -----------
TOTAL OF FUNDS APPLICATION                                         1,562,022     3,950,600    2,199,617     3,917,928
                                                                  -----------  ------------  -----------   -----------
INCREASE (DECREASE) IN WORKING CAPITAL                             1,167,818        (1,475)  1,024,687       (365,718)
                                                                  ===========  ============  ===========   ===========


                                        6


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31
IN THOUSANDS OF REAIS                                                                                    (CONTINUED)
-------------------------------------------------------------------------------------------------------------------

                                                                         PARENT COMPANY            CONSOLIDATED
                                                                  -------------------------  -------------------------

                                                                      2004          2003         2004          2003
                                                                  -----------  ------------  -----------   -----------
Changes in working capital
   Current assets
     At the end of the year                                        1,687,049     1,490,449      2,293,688      2,172,403
     At the beginning of the year                                  1,490,449     1,329,065      2,172,403      1,791,130
                                                                  -----------   -----------   ------------   ------------

                                                                     196,600       161,384        121,285        381,273
                                                                  -----------   -----------   ------------   ------------
   Current liabilities
     At the end of the year                                          878,823     1,850,041        989,836      1,893,238
     At the beginning of the year                                  1,850,041     1,687,182      1,893,238      1,146,247
                                                                  -----------   -----------   ------------   ------------

                                                                    (971,218  )    162,859       (903,402 )      746,991
                                                                  -----------   -----------   ------------   ------------

INCREASE (DECREASE) IN WORKING CAPITAL                             1,167,818        (1,475 )    1,024,687       (365,718 )
                                                                  ===========   ===========   ============   ============


The accompanying notes are an integral part of these consolidated financial statements.

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

1   OPERATIONS AND BACKGROUND

Aracruz Celulose S.A. ("Aracruz", " Company" or "Parent Company"), based in Aracruz, in the state of Espirito Santo, with plants located in the Brazilian states of Espirito Santo and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 2,400 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) in the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Commercial and Servicing Limited Liability Company (Aracruz Trading Hungary Ltd.) and Riocell Trade Limited Partnership (Riocell Trade), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) in forestation and reforestation of eucalyptuses, under an usufruct agreement with the Parent Company (Mucuri Agroflorestal S.A), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A), (v) consulting services and in international trade activities (Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.), and (vi) the supply of wood for pulp production through its investment in a jointly-controlled company (Veracel Celulose S.A.).

Aracruz Celulose S.A. holds 50% of the capital of Veracel Celulose S.A.("Veracel"). In May, 2003, Aracruz and Stora Enso disclosed their decision to construct the Veracel factory which will have an annual production capacity of 900 thousand tons of cellulose. The construction has started, is expected to be concluded in May, 2005, and will require investments of approximately US$ 1,25 billion. Aracruz has a purchase agreement with Veracel for up to 1,04 million cubic meters of wood, with delivery beginning on June, 2004 and ending on 2005. The tree planting plan for Veracel's eucalyptus forests in the state of Bahia will be expanded.

Aracruz Celulose S.A., and Suzano Bahia Sul S.A. (previously denominated Bahia Sul Celulose S.A), jointly own assets comprised of 40 thousand hectares of lands and planted forests acquired from FRDSA (Floresta do Rio Doce S.A.), located in Sao Mateus, state of Espirito Santo. For the acquisition of its individual share of such assets, Aracruz Celulose S.A. made a commitment to pay consideration of R$ 96,7 million from December 31, 2002 through 2007. As of December 31, 2004 the outstanding balance is R$ 35,752 (recorded in current and long-term liabilities).

In 2003, Aracruz Celulose S.A., acquired control of Riocell S.A. for the amount of R$ 1,635,055 thousand, R$839,505 of which was goodwill. The goodwill was based on the market value of Riocell's assets, in the amount of $ 276,422, and on the estimated future profitability of the business, in the amount of R$ 562,883. On January 7, 2004, Riocell S.A., located in the state of Rio Grande do Sul, was incorporated by Aracruz Celulose S.A. (see notes 10 and 11). The incorporated plant produces mainly bleached eucalyptus cellulose and its current production capacity is 400,000 thousand tons of cellulose. The unit's forestry operations include 33,000 thousand hectares of eucalyptus trees.

In October, 2004, Aracruz Celulose S.A. sold 2/3 of its stock participation in the subsidiary Aracruz Produtos de Madeira S.A - A.P.M., for an initial selling price of R$ 53,4 million. After making adjustments, to reflect the agreement between the parties, Aracruz received consideration of R$ 49,6 million, reporting a non-operating profit of R$ 12,2 million on the transaction. This sale sought to merge the company's production and sale of solid wood products into the operations of a strategic international partner.

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

2   FINANCIAL DISCLOSURES AND SIGNIFICANT ACCOUNTING PRINCIPLES

    The financial statements have been prepared in conformity with accounting practices adopted in Brazil and with procedures determined by the Brazilian Securities Commission - CVM, of which the more significant are as follows:

    a) Revenues arise from long-term contracts and from spot sales of pulp, and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

    b) Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values.

    c) The other short and long-term assets are stated at the lower of cost value or at the realization value, the lowest including, when applicable, interest earned.

    d) Permanent assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: (i) investments in affiliated company , jointly-controlled company and associated company are accounted for by the equity method, based on financial statements as of December 31, 2004; (ii) depreciation on straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and the deferred assets upon incorporation of the respective subsidiary (Note 12(i)); and (v) amortization of the deferred assets over the years that the benefits arising from them current are enjoyed ( Note 12).

    e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges up to the date of report.

    f) Preparation of the financial statements requires that management uses estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories, definition of useful lives of property, plant and equipment, amortization of pre-operating expenses and goodwill, provision for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by management. g) The consolidated financial statements include the following Subsidiaries, all as of the Company's financial reporting date:

                                                                hare holdings in
                                                                   capital (%)
                                                                ----------------
Aracruz Celulose S.A.                                                   -
Aracruz Trading S.A.                                                   100

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

Aracruz Trading Hungary Ltd                                            100
Aracruz Celulose (USA),Inc.                                            100
Portocel Terminal Especializado de Barra do Riacho S.A.                51
Mucuri Agroflorestal S.A.                                              100
Aracruz Produtos de Madeira S.A.(*)                                   33,33
Veracel Celulose S.A.                                                  50
Riocell Trade                                                          100
Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.       100

(*) In December 2003 Aracruz owned 100% of Aracruz Produtos de Madeira S.A. (Note 1), and as consequence the subsidiary was consolidated. With the sale of 2/3 of the shares in that subsidiary, its consolidation was discontinued in November 2004.

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses against investments, (ii) balances of intercompany current accounts and other assets and / or liabilities,
(iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders' equity of the controlled companies and (v) elimination of unrealized profit among the Companies in the group.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly controlled under the terms of the shareholder agreement.

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

Summary financial statements of the jointly-controlled company Veracel Celulose S.A., as proportionately consolidated by Aracruz on December 31, 2004 and 2003, are as follows:

                                                    2004                    2003
                                     --------------------    -------------------
  Cash and marketable securities                  78,306                  56,980
  Inventories                                      5,824                   3,616
  Fixed assets                                 1,258,730                 398,121
  Other assets                                   127,407                  98,729
                                     --------------------    -------------------
                                               1,470,267                 557,446
                                     ====================    ===================

  Suppliers                                       75,335                  10,725
  Financings                                     676,726                 120,008
  Other liabilities                               13,080                   5,586
  Net equity                                     705,126                 421,127
                                     --------------------    -------------------
                                               1,470,267                 557,446
                                     ====================    ===================

 Sales revenue net (*)                            56,030                  96,922
 Gross profit                                     33,712                  72,627
 Operating profit                                (16,462)                29,402
                                     --------------------    -------------------
 Net income                                      (13,242)                19,350
                                     ====================    ===================

(*) These sales of the jointly-controlled company, exclude sales of eucalyptus wood to the parent company, Aracruz Celulose S.A, for use as raw material in its production process. In the consolidated financial statements the cost of the wood acquired from Veracel by Aracruz is reported under cost of sales.

h) In order to improve the information provided to the stock market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Accountants - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added prepared by the Company presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders' capital.

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

3  MARKETABLE SECURITIES

As of December 31, 2004 and 2003, marketable securities are principally certificates of deposits denominated in United States dollars, placed with non-Brazilian prime financial institutions, through its subsidiaries Aracruz Trading S.A., Aracruz Trading Hungary Ltd. and Aracruz Celulose (USA), Inc..

4  SHORT-TERM INVESTMENTS

At December 31, 2004 and 2003, the Company held units in two exclusive private investment funds. These funds are comprised principally of certificates of deposit with prime financial institutions in Brazil, debentures issued by public quoted companies and notes issued by the Brazilian federal government, with final maturities ranging from April 2005 to April 2008. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis. The Company considers these investments as securities held for trading with changes in the fair value reflected in results of operations.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company pledged against these obligations and the creditors of the funds do not have recourse against the Company.

5  ACCOUNTS RECEIVABLE - CLIENTS

                                                                  PARENT COMPANY                             CONSOLIDATED
                                        -----------------------------------------  ---------------------------------------

                                                         2004               2003                    2004             2003
                                        ----------------------  -----------------  ----------------------  ---------------

Domestic sales                                         26,089             14,120                  26,089           21,332
Foreign sales
  Subsidiaries                                        254,555            456,735
  Others                                                1,008                206                 492,405          569,612
  Allowance for doubtful accounts                                                                 (9,084)          (9,120)
                                        ----------------------  -----------------  ----------------------  ---------------
                                                      281,652            471,061                 509,410          581,824
                                        ======================  =================  ======================  ===============

6  INVENTORIES


                                                               PARENT COMPANY                                CONSOLIDATED
                                    ------------------------------------------  ------------------------------------------
                                                     2004                2003                    2004                2003
                                    ----------------------  ------------------  ---------------------- -------------------

Pulp - finished products
   At the plants                                   16,160              27,373                  16,160              42,315
   Outside Brazil                                                                             155,527             128,563
Pulp - work in process                                                  3,130                                       3,130


                                       12


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------------------------------------------------

Wood                                                                                                               13,263
Paper - finished products                           2,933                                       2,933               1,069
Raw material                                       48,714              45,328                  52,784              75,114
Maintenance supplies                               85,911              59,608                  87,411              74,334
Provision for obsolescence /
    market value adjustment                        (1,194)               (424)                (1,194)              (5,621)
Others                                                345                 213                     598                 569
                                    ----------------------  ------------------  ---------------------- -------------------
                                                  152,869             135,228                 314,219             332,736
                                    ======================  ==================  ====================== ===================


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-------------------------------------------------------------------------------


7   RELATED PARTIES

The transactions with related parties, such as sales of products, purchases of raw materials and services are made at amounts and on terms similar to those applicable to transactions with unrelated parties. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates which vary from 1.67% to 4.98% p.a. plus exchange variation.

(a)      SUBSIDIARIES

                                                                                   PARENT COMPANY
                                             ---------------------------------------------------------------------------------------

                                                                                                                   2004       2003
                                                                                       PORTOCEL
                                  ARACRUZ                                   MUCURI     TERMINAL      ARACRUZ
                                  TRADING   ARACRUZ             VERACEL      AGRO-   ESPECIALIZADO   PRODUTOS
                                  HUNGARY   TRADING   RIOCELL  CELULOSE  FLORESTAL    DE BARRA DO   DE MADEIRA
                                    LTD.      S.A.     TRADE      S.A.       S.A.    RIACHO S.A.        S.A.      TOTAL      TOTAL
                                    ----      ----     -----      ----       ----    -----------        ----      -----      -----



Current assets                    251,289     3,265                 469                                  455     255,478     456,741
Long-term assets                                                               757        356          2,961       4,074         534
Current liabilities               246,037                                                 955                    246,992      69,332
Long-term liabilities           1,829,324                                                                      1,829,324  1,733,520
Sales revenue                   1,982,542   465,160   33,424                                             961   2,482,087  2,702,282
Payments of port services                                                              10,969                     10,969      10,535
Purchase of wood                                                141,736                                          141,736     234,288
Financial Expense (Income), net   (56,837)  56,804                                                                  (33)   (123,619)




ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
---------------------------------------------------------------------------------------------------------------------------


(b)   STOCKHOLDERS AND AFFILIATED COMPANIES

                                                                                                               CONSOLIDATED
                                          ---------------------------------------------------------------------------------
                                                  STOCKHOLDERS     AFFILIATED COMPANY
                                          ---------------------  ---------------------

                                                 BNDES - BANCO                CIA. DE
                                                   NACIONAL DE              NAVEGACAO
                                               DESENVOLVIMENTO                 NORSUL
                                            ECONOMICO E SOCIAL
                                                                                                                      TOTAL
                                                                                        ------------------------------------
                                                                                                   2004                2003
                                          ---------------------  ---------------------  ----------------  ------------------

Current assets                                                                                                        9,170
Long-term assets                                                                2,961             2,961
Current liabilities                                    139,533                     22           139,555             177,062
Long-term liabilities                                  474,042                                  474,042             644,005
Sales revenue                                                                                                        71,327
Financial Expense, net                                  74,918                                   74,918              71,286
Freight expenses                                                               20,550            20,550              37,232




ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
---------------------------------------------------------------------------------------------------------------------------

8    TAXES

(a)  TAX CREDITS

                                                                   PARENT COMPANY                        CONSOLIDATED
                                               -----------------------------------  ----------------------------------
                                                            2004             2003                 2004            2003
                                               ------------------  ---------------  -------------------  --------------
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION
Tax losses                                                                                        5,389           2,877
Negative basis for social contribution on                                                         1,940           1,112
   earnings
Temporary differences (i)                                (109,338)         (74,118)            (108,942)        (69,704)
 INCOME TAX RECOVERABLE/ AVAILABLE FOR
 OFFSET
Income tax and social contribution on                      50,222                                50,248          11,885
   earnings - prepaid by estimate
Income tax withheld on securities                          12,419           17,029               16,757          21,214
Income tax to be withheld on securities                     4,224               16                4,263             109

Value-added tax on sales and services                     340,830          265,835              348,953         278,695
  - ICMS (ii)
 Valuation allowance of ICMS credits                     (332,561)        (265,835)            (332,561)       (265,835)
Other                                                      40,233           20,223               70,478          58,986
                                               ------------------  ---------------  -------------------  --------------

TOTAL                                                       6,029          (36,850)              56,525          39,339
                                               ==================  ===============  ===================  ==============

PRESENTED AS:

Short term asset                                          107,120           37,268              137,776         100,505

Long-term asset                                             8,247                                20,362           4,549

Long-term liabilities                                    (109,338)         (74,118)            (101,613)        (65,715)


(i) The income tax and social contribution deferred on temporary differences are stated at net value.

(ii) Since the promulgation of Federal Law number 87, on September 13, 1996, the Company's Espirito Santo plant has been accumulating ICMS (state Value Added Tax - VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the state authorities, to claim those credits from the Espirito Santo State. However, in view of the financial difficulties of the state, the Company does not foresee recovery of the credits in the short-term. Based on these facts, the Company decided, in 2002, to record a provision for losses of 100% of such ICMS credit balances, then registered in the accounting books, as well as to make similar provisions for any subsequent credits to be earned.

The amount of R$ 8,269 in the Parent Company (R$ 16,392 in the consolidated), not covered by the provision for loss, refers to ICMS credits of the Rio Grande do Sul's plant (Guaiba unity), which management has been able to recover in the normal course of operations.



ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
---------------------------------------------------------------------------------------------------------------------------

(b)  INCOME TAX AND SOCIAL CONTRIBUTION IN THE STATEMENT OF OPERATIONS RESULTS
     FROM:

                                                                               PARENT COMPANY                    CONSOLIDATED
                                                                     --------------------------------  -----------------------------
                                                                               2004             2003            2004            2003
                                                                     ---------------  ---------------  --------------  -------------
INCOME BEFORE INCOME TAX, SOCIAL CONTRIBUTION                                968,983        1,346,063       1,021,336      1,374,353
 AND MINORITY INTEREST
                                                                     ===============  ===============  ==============  =============
Income tax and social contribution at enacted tax rate of 34%               (329,454)        (457,661)       (347,254)     (467,280)
 Equity in results of subsidiaries/ results of subsidiaries                  150,329          (37,884)        138,939       (66,856)
taxable
   with different enacted tax rates.
 Depreciation, amortization, depletion and disposals - Art. 2.                (2,815)          (3,322)         (2,815)       (3,322)
   Law 8200/91
 Contributions and donations                                                  (2,168)            (451)         (2,168)         (451)
 Reversal of "Plano Verao" provision (Note 18(d))                                              32,642                        32,642
 Realized income                                                                                                              2,167
 Others                                                                        1,967             (954)          1,971          (920)
                                                                     ---------------  ---------------  --------------  -------------

Income tax and social contribution                                          (182,141)        (467,630)       (211,327)     (504,020)
                                                                     ===============  ===============  ==============  =============

          Current                                                           (146,922)        (385,160)       (163,501)     (424,582)
          Deferred                                                           (35,219)         (82,470)        (47,826)      (79,438)

9    ADVANCES TO SUPPLIERS - FORESTRY PRODUCER PROGRAM

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the state of Espirito Saint and expanded to other states, such as Bahia, Minas Gerais and Rio Grande do Sul. The Program encourages the planting of commercial forests of eucalyptuses, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure the supply of wood for pulp production.

The Forestry Producer Program has 3.039 contracts covering a total of 71,5 thousand hectares in 125 municipal districts, with advances of financial and operational resources in the amount of R$129,3 million, which are recovered against the delivery of wood by the producers.



ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-----------------------------------------------------------------------------------------------------------------------------------

10       INVESTMENTS - PARENT COMPANY

                                                  -------------- --------------- ------------------ ------------------ ------------
                                                                                                     PORTOCEL-TERMINAL
                                                                 ARACRUZ           MUCURI            ESPECIALIZADO DE    ARACRUZ
                                                  ARACRUZ        CELULOSE          AGROFLORESTAL      BARRA DO RIACHO   PRODUTOS DE
                                                  TRADING S.A.   (USA), INC.       S.A.(i)            S.A.             MADEIRA S.A.
IN SUBSIDIARIES
Interest in voting capital - %                           100.00          100.00             100.00              51.00        33.33

At December 31, 2004
Subscribed and paid-up capital                              259             531             72,300              1,248      130,940
Stockholders' equity                                     51,957          12,299             70,175              1,590       55,829
Net (loss) income for the period                         51,698             663                                    24       (8,365)

Investment movement
At the beginning of the period                          457,149          12,666             70,175                799        64,194
Capital paid-up
Acquisition of investment
Increase in equity interest in subsidiary
Incorporation of subsidiary
Capital reduction and dividend distribution by
subsidiary                                            (485,982)
Equity in the results of subsidiaries                    80,790           (367)                                    12       (8,219)
Participation sale in investee capital                                                                                     (37,365)
                                                         51,957          12,299             70,175                811       18,610

ACQUISITION OF INVESTMENT GOODWILL
AMORTIZATION FOR GOODWILL INCORPORATION
                                                         51,957          12,999             70,175                811      18,6107
OTHER INVESTMENTS
TOTAL



TABLE CONTINUED
                                                  --------------- -------------- --------------- --------------- --------------
                                                     VERACEL                                        ARACRUZ
                                                    CELULOSE        RIOCELL        ARACRUZ         TRADING
                                                     S.A.(i)         S.A.(ii)       TRADE(ii)       HUNGARY LTD.       ARA PULP
                                                     -------         --------       ---------       ------------     -------------
IN SUBSIDIARIES
Interest in voting capital - %                         50.00          100.00          100.00           100.00            100.00

At December 31, 2004
Subscribed and paid-up capital                     1,451,413                              58               29                36
Stockholders' equity                               1,410,252                           2,482          429,260            10,369
Net (loss) income for the period                     (26,484)                          2,424          429,260            10,369

Investment movement
At the beginning of the period                       421,127         858,235
Capital paid-up                                      294,610                                                                 19
Acquisition of investment                                                                                 (51)               18
Increase in equity interest in subsidiary
Incorporation of subsidiary                                         (858,235)         77,688
Capital reduction and dividend distribution by
subsidiary                                                                           (81,719)
Equity in the results of subsidiaries                (10,611)                          6,513          429,311            10,332
Participation sale in investee capital
                                                     705,126                           2,482          429,260            10,369

ACQUISITION OF INVESTMENT GOODWILL                    50,305         989,972
AMORTIZATION FOR GOODWILL INCORPORATION              (34,482)       (989,972)
                                                     720,949                           2,482          429,260            10,369
OTHER INVESTMENTS
TOTAL


TABLE CONTINUED


                                                     2004            2003
                                                --------------- ---------------
                                                     TOTAL          TOTAL
IN SUBSIDIARIES
Interest in voting capital - %

At December 31, 2004
 Subscribed and paid-up capital
 Stockholders' equity
 Net (loss) income for the period

Investment movement
At the beginning of the period                         1,884,345       1,346,586
Capital paid-up                                          294,629         301,971
Acquisition of investment                                   (33)         795,750
Increase in equity interest in subsidiary                                 10,746
Incorporation of subsidiary                            (780,5470
Capital reduction and dividend distribution by
subsidiary                                             (567,701)       (470,250)
Equity in the results of subsidiaries                    507,761       (100,458)
Participation sale in investee capital                    37,365
                                                       1,301,089       1,884,345

ACQUISITION OF INVESTMENT GOODWILL                     1,040,277         889,610
AMORTIZATION FOR GOODWILL INCORPORATION              (1,024,454)         (31,518
                                                       1,316,912       2,742,437
OTHER INVESTMENTS                                           2,80             270
TOTAL                                                  1,319,712       2,742,707

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


(i) Under the capitalization plan of the jointly-controlled company Veracel Celulose S.A., during the exercise of 2004, capital increases were made in the amount of R$ 294,610, in order to fund the construction of the pulp production plant, as described in the Note 1.

The goodwill arising on the acquisition of Veracel Celulose S.A. in the amount R$ 50,305 was based on the market value of assets and on the estimates of future profitability of the business, of which R$ 34,482 were amortized until December 31, 2004.

Goodwill attributable to assets is amortized based on the realization of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest -growing and is recognized in income in the year in which the trees are felled.

(ii) After the process of incorporation of Riocell S.A. (Note 1), Riocell Trade (society of limited responsibility), became a direct investment of Aracruz Celulose S.A. accounted for under the equity method. The goodwill arising in the acquisition of Riocell S.A. was allocated principally to fixed assets.

(iii) During 2004 the subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 462,492 and, with the approval of stockholders, reduced capital in the amount of R$ 23,490. Riocell Trade distributed dividends in the amount of R$ 31,985 and reduced capital as approved by the stockholders', in the amount of R$ 49,734.

(iv) Investments outside Brazil are translated at current exchange rates and resulting exchange variances are recorded in "Equity Results of subsidiaries".

(v) As described in Note 1, in order to secure a new strategic partner for the production and sale of solid wood products, Aracruz Celulose S.A. sold 2/3 of its shares in Aracruz Produtos de Madeira S.A. for the cash price of R$ 49.6 million. The non-operational gain on this transaction was booked to statements of income in the amount of R$ 12.2 million.

11                FIXED ASSETS

                                                                                                         2004         2004
                                                                   -------------------------------------------  -----------
                                                                                                    SEPTEMBER         JUNE
                                                                   -------------------------------------------  -----------

                                                          ANNUAL                    ACCUMULATED
                                                    DEPRECIATION                    DEPLETION/
                                                          RATE-%          COST     DEPRECIATION           NET          NET
                                                -----------------  ------------  ---------------  ------------  -----------

PARENT COMPANY

 Land                                                                  589,020                        589,020      480,190
 Production and forestry equipment                       4 to 25     4,134,863        1,685,604     2,449,259    2,027,587
 Forests                                                     (*)       822,124          147,319       674,805      525,683
 Buildings and improvements                               4 & 10       917,732          453,719       464,013      411,334
 Data processing equipment                                    20        83,767           60,471        23,296       26,164
 Administrative and other  facilities                 4, 10 & 20       163,918           57,846       106,072       26,904
 Construction in progress                                               75,374                         75,374       19,066
                                                                   ------------  ---------------  ------------  -----------
 Total parent company                                                6,786,798        2,404,959     4,381,839    3,516,928
                                                                   ------------  ---------------  ------------  -----------

 SUBSIDIARIES AND INVESTMENT IN AFFILIATED
  COMPANY

 Land                                                                  140,643                        140,643      173,610
 Production and forestry equipment                       4 to 20        15,519            6,719         8,800      550,021
 Forests                                                     (*)       130,952           25,804       105,148      161,764
 Buildings and improvements                               4 & 10        42,672            4,139        38,533       64,793
 Equipment of  data processing                                20         2,982              966         2,016        2,953
 Administrative and other  facilities                 4, 10 & 20         7,908            2,425         5,483       27,858


                                       19

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-----------------------------------------------------------------------------------------------------------------------------------

 Advances for projects in progress                                     183,377                        183,377      149,872
 Construction in progress                                              856,912                        856,912       76,566
                                                                   ------------  ---------------  ------------  -----------
 Total consolidated                                                  8,167,763        2,445,012     5,722,751    4,724,365
                                                                   ============  ===============  ============  ===========

(*) Depleted according to the criteria described in Note 2(d).

Depletion and depreciation expenses for 2004 and 2003 were allocated as follows:

                                                                ---------------------------------------------------
                                                                                   2004                       2003
                                                                ------------------------     ----------------------
Production and forestry costs                                                   319,935                    281,114
Operating expenses                                                               61,724                      4,831
                                                                ------------------------     ----------------------
PARENT COMPANY                                                                  381,659                    285,945

Production and forestry costs                                                    15,521                     36,794
Operating expenses                                                                  583                      2,236
                                                                ------------------------     ----------------------
CONSOLIDATED                                                                    397,763                    324,975
                                                                ========================     ======================

In connection with the incorporation of Riocell S.A. in the parent company on January 7, 2004 (Notes 1 and 10), R$959,900 were allocated to fixed assets in the first quarter.

12                DEFERRED ASSETS

                                                           AMORTIZATION (YEARS)                 2004                2003
                                                        ------------------------  -------------------  ------------------
PARENT COMPANY

Pre-operating expenses                                                       10               64,555              64,555
Administrative expenses and product development                         3 to 10               11,244              11,244
Improvements to forestry properties                                          10                1,330               1,330
Riocell Goodwill - Incorporation (i)                                         10              562,883
                                                                                  -------------------  ------------------

                                                                                             640,012              77,129
                                                                                  -------------------  ------------------
Accumulated amortization                                                                    (124,574)            (65,603)
                                                                                  -------------------  ------------------

TOTAL PARENT COMPANY
                                                                                             515,438              11,526
                                                                                  -------------------  ------------------
SUBSIDIARIES AND JOINTLY-CONTROLLED

Forests (ii)                                                                                  93,460              94,774
Production                                                                   10                                    6,655
Others                                                                                           107               1,063
                                                                                  -------------------  ------------------

                                                                                              93,567             102,492
Accumulated amortization                                                                     (21,620)            (18,873)
                                                                                  -------------------  ------------------
                                                                                              71,947              83,619
                                                                                  -------------------  ------------------
TOTAL CONSOLIDATED                                                                           587,385              95,145
                                                                                  ===================  ==================




ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
----------------------------------------------------------------------------------------------------------------------------------

Amortization expenses in the exercises of 2004 and 2003 were allocated as follows:

                                                                                                2004                2003
                                                                                  -------------------  ------------------

Production and forestry costs                                                                  2,580               2,936
Operating expenses                                                                               104                 300
Goodwill amortization - Riocell incorporation                                                 56,288
                                                                                  -------------------  ------------------
PARENT COMPANY                                                                                58,972               3,236

Production and forestry costs                                                                  8,030               8,203
                                                                                  -------------------  ------------------
CONSOLIDATED                                                                                  67,002              11,439
                                                                                  ===================  ==================

(i) As described in the Note 1, as a result of the merger of Riocell into Aracruz Celulose S.A., the goodwill related to future profitability, in the amount of $562,883, was allocated to deferred assets, and it is being amortized over 10 years.

 (ii) Amortization of the forestry deferred costs is proportional to exhaustion of the planted areas of eucalyptus.

13       LOANS AND FINANCING

                                                                               PARENT COMPANY                         CONSOLIDATED
                                                        --------------------------------------  -----------------------------------
                                       ANNUAL RATE                      2004             2003              2004               2003
                                     OF INTEREST (%)
                                     -----------------  ---------------------  ---------------  ----------------  -----------------
Local currency
  Loans indexed to TJLP                  7.8 to 12.79                 510,857          612,225           834,828            669,055
  Loans indexed to "basket of          10.11 to 11.97                 102,717          135,505           221,537            135,505
  currencies"

Loans indexed to "other                          8.75                  10,410            3,297            14,100              3,297
  currencies"

Foreign currency (US dollars)
  Loans linked to securitization of     5.98 to  7.05                                                  2,090,799          1,888,023
    export  receivables

International Finance Corporation                5.44                  66,531                            66,520
  (IFC)

Advances on export contract/             1.67 to 4.98                 842,744        1,150,800          842,744          1,151,399
    Prepayment

Import Financing                         1.26 to 7.08                  27,500           63,540           27,500             63,540
   Other loans/financings                2.61 to 4.14                                                   230,256            171,792
                                                        ---------------------  ---------------  ----------------  -----------------

Total Loans and financings                                          1,560,759        1,965,367        4,328,284          4,082,611
                                                        ---------------------  ---------------  ----------------  -----------------


                                       21


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-----------------------------------------------------------------------------------------------------------------------------------

Current portion (including accrued                                   (203,968)        (893,661)       (433,612)         (1,164,129)
interest)                                                ---------------------  ---------------  ----------------  -----------------

Long-term maturities

2005                                                                                   148,454                              370,227
2006                                                                  329,081          290,313           710,706            641,374
2007                                                                  509,132          436,722           983,702            784,787
2008                                                                  318,405          129,641           793,782            478,899
2009 to 2015                                                          200,173           66,576         1,406,482            643,195
                                                        ---------------------  ---------------  ----------------  -----------------

                                                                    1,356,791        1,071,706         3,894,672          2,918,482
                                                        =====================  ===============  ================  ==================

(a) LOANS WITH BNDES (STOCKHOLDER)

As of December 31, 2004, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$613,574 (R$ 760,628 on December 31, 2003), mainly with its shareholder BNDES - National Bank for Economic and Social Development, bearing interest at annual rates ranging from 7.80% and 10.41%, to be amortized in the period from 2005 to 2009.

The BNDES loans have mortgages, in various degrees, on the Espirito Santo plant, and on land and forests and with a statutory lien on the machines and equipment being financed.

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-------------------------------------------------------------------------------


(b) INTERNATIONAL FINANCE CORPORATION (IFC)

In December 2004, the Company signed a US$ 50 million loan agreement with International Finance Corporation (IFC), the private sector line of the World Bank Group. The loan bears interest at a floating rate based on LIBOR, with semi-annual payments of principal starting in December 2007 and final maturity in 2014. A first tranche of US$ 25 million was disbursed in December 2004 with annual interest rate of 5.44%.

(c) SECURITIZATION OF EXPORT RECEIVABLES

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) under which such entity received and advanced to the Company US$250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd..

For its part, Aracruz Celulose S.A. (parent company) agreed to produce, sell and deliver pulp to Aracruz Trading S.A. and to Aracruz Trading Hungary Ltd. in sufficient amounts to ensure that the resulting receivables sold to the SPE are enough to satisfy the programmed payments of principal and interest of the notes payable.

The table below summarizes the terms and conditions of the three tranches under the securitization programs:

                                                                                                  Outstanding balance
                                                                                         -----------------------------
                                                                                                             December
                             Original credit            Annual                           -----------------------------
               Issued          US$ Thousands     Interest rate         Final due date            2004            2003
----------------------   --------------------  ----------------   --------------------   -------------   -------------

February 2002                        250,000      5.984%          February 2009               556,110         725,782
August 2003                          400,000      7.048%          September 2011            1,067,788       1,162,241
May 2004                             175,000      6.361%          May 2012                    466,901
                         --------------------                                            -------------   -------------
                                     825,000                                                2,090,799       1,888,023
                         --------------------                                            -------------   -------------

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


14   FINANCIAL INSTRUMENTS (CVM INSTRUCTION N(0) 235/95)

(a)       RISK MANAGEMENT

Aracruz Celulose S.A. and its subsidiaries / jointly controlled company operates internationally and are exposed to market risks from changes in foreign exchange rates and interest rates.

The exposure of the Company to liabilities in US dollar does not represent risk from the economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Derivative financial instruments also are used by the management of the Company to mitigate the exchange risks and of interest.

(b) BALANCE SHEET (CONSOLIDATED IN REAL) CLASSIFIED BY CURRENCY / INDEX


                                                       Dollar      Others          Local        Not Indexed        Total
                                                                 Currencies        Index
                                                --------------  -------------  --------------  --------------  --------------
Assets
  Current assets                                      609,181                      1,110,632         573,975       2,293,688
  Long-term assets                                     15,458                          4,280         223,163         242,901
  Fixed assets                                                                                     6,337,648       6,337,648
                                                --------------  -------------  --------------  --------------  --------------
  Total                                               624,639                      1,114,912       7,134,786       8,874,237
                                                --------------  -------------  --------------  --------------  --------------

Liabilities and Stockholders' equity
  Current liabilities                                 306,859         26,260         159,595         497,122         989,836
  Long-term liabilities and Minority                3,016,681        195,277         715,430         516,953       4,444,341
     interest
  Stockholders' equity                                                                             3,440,060       3,440,060
                                                --------------  -------------  --------------  --------------  --------------
Total                                               3,323,540        221,537         875,025       4,454,135       8,874,237
                                                --------------  -------------  --------------  --------------  --------------

(c)      MARKET VALUE

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
----------------------------------------------------------------------------------------------------------------------------------

The estimated market values of the Company's financial instruments at December
31, 2004, can be summarized as follows:

                                                                      PARENT COMPANY                         CONSOLIDATED
                                              ---------------------------------------   ---------------------------------

                                                     ACCOUNTING               MARKET         ACCOUNTING           MARKET
                                                     ----------               ------         ----------           -------
ASSETS

Cash and cash equivalents                                 1,308                1,308             90,193           90,193
Marketable Securities                                    10,573               10,573             84,931           84,931
Investments of short and long term                    1,093,905            1,093,905          1,098,155        1,098,155

LIABILITIES

Short and long-term financing                         1,560,759            1,560,759          4,328,284        4,435,890
  (interest included)

Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.


(d)  FINANCIAL DERIVATIVES

The position of financial derivatives as of December 31, 2004 is represented by 60 contracts of future Interbank Deposit Certificate (Futures and Commodities Exchange - BM&F) with notional value of R$ 8 million (US$ 3 million), and by forward operations of Euros with foreign financial institutions (through its subsidiary Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.) in the net amount of R$ 58 million (EUR 16 million and US$ 22 million) with maturities in February 2005.


15  STOCKHOLDERS' EQUITY

(a) CAPITAL AND RESERVE

On December 31, 2004 and 2003, the authorized capital is of R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 38,022 thousand (2003 - 38.137 thousand) Class A preference shares and 539,141 thousand (2003 - 539.026 thousand) Class B preference shares. The Class A stock may be converted to Class B stock at any time.

The market values of the ordinary and preferential class A and B shares, based on the last quotation, prior to the date of the year end were R$ 7.25, R$ 9.21 and R$ 10.12 per share, respectively.

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


In accordance with the Company's By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law 9.457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.

The proposal for the allocation of the results for the year ended on December 31, 2004 the transfer of profits, in the amount of R$ 584,575, to the investments reserve. This reserve is intended to assure that funds will be available to complete the Company's investment plan, which will be presented for approval at the next General Assembly of Shareholders.

(b)  DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY

The Company's By-laws assures to the stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

As permitted by Law number 9.249, of December 26, 1995, the Company opted, during 2004, to pay interest on shareholders equity to the shareholders. This is calculated on the reported shareholders equity and limited to the daily variation of the Long-Term Interest Rate - TJLP, and amounted to R$ 258,500 (including withholding income tax in the amount of R$ 39,427).

Based on the capacity of the Company's operational generation of cash, management is proposing to the General Assembly of Shareholders the payment of dividends in the amount of R$ 150,000 thousand, equivalent to R$151,62 per lot of one-thousand Class A and B preferred shares and R$ 137,83 per lot of one-thousand common shares. The basis for calculation of the dividends is as follows:

                                                                                                2004             2003
                                                                                       --------------  ---------------

Net income for the year - Parent Company                                                   1,045,342          878,433
Constitution of legal reserve                                                                (52,267)         (43,921)
                                                                                       --------------  ---------------

Adjusted net income                                                                          993,075          834,512
Minimum Percentage                                                                               25%              25%

Minimum annual dividend                                                                      248,269          208,628

Interest on stockholders' equity, net of withholding income tax / proposed                   369,073          360,000
   Dividends
Withholding income tax                                                                        39,427
                                                                                       --------------  ---------------

Gross interest on stockholders' equity / proposed dividends                                  408,500          360,000
                                                                                       ==============  ===============

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

(c)  TREASURY STOCKS

At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keep 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of the subscribed capital.

In a meeting held on October 17, 2002, the Council of Administration of Aracruz Celulose S.A., in accordance with item XIV of article 16 of the Company's By-laws and with items 1st and 8th of CVM Instruction number 10, of February 2, 1980, authorized the Management to purchase treasury stock issued by Company to the limit of, 1,115,933 common shares, 259,216 preferred shares class A and 43,197,491 preferred - class "B". The Company intends to cancel the treasury stock subsequently, without reduction of the capital stock subscribed.

On December 31, 2004, the Company held 483 thousand ordinary shares, 1,378 thousand Class B preferred shares in treasury stock, for which the market value on that date was R$ 7.25 and R$ 10.12, respectively per lot of thousand shares.


16  EMPLOYEE POST-RETIREMENT BENEFIT PLANS

ARUS (Aracruz Social Security Pension Fund) is a private pension fund, which operates in the form of a multisponsor fund, on a not-for profits basis. In September 1998, the previously existent plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company is sponsor of the Defined Contribution Plan administered by Arus. During 2004, the total contribution of Aracruz Celulose S.A. was of approximately R$ 4,950 (R$ 3,195 on December 31, 2003).

Should the sponsor withdraw from the Retirement Plan, the sponsor's commitment made under CPC resolution 06/88, is totally covered by the assets of the Defined Contribution Plan.

17  INSURANCE COVERAGE

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

On December 31, 2004, the Company's assets were insured against loss for a total amount of R$ 1,500,000 (R$ 1,100,000 on December 31, 2003) corresponding to the maximum limit of compensation per event.

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-------------------------------------------------------------------------------


18   CONTINGENCIES

The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

The juridical situation of Aracruz Celulose S.A. and subsidiaries/ jointly-controlled company includes labor, civil and tax suits. Management, based on the representation of external legal attorneys, understands that the appropriate directions and judicial steps made in each situation are enough to preserve the stockholders' equity of the Parent Company, without additional provisions for loss on contingencies besides the amount recorded as of December 31, 2004.

(a)  LABOR CLAIMS

The most significant labor claims are in respect of inflation indexes and economical plans.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipal county of Aracruz has agreed to part of the claims of the employees, as represented by their Labor Union. The Company has appealed against the decision.

On December 31, 2004, the Parent Company maintained provisions in the approximate amounts of R$31,283, to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$14,812 (consolidated R$ 32,783 of contingencies provisions and R$ 17,999 of legal deposits). Additionally, the Company is answering to labor actions in the amount of R$ 14,7 million which the legal attorney's opinion is of possible probability of loss.

(b) NATIONAL INSTITUTE OF SOCIAL SECURITY - INSS

In March 1997, the Company received assessments by the National Institute of Social Security - INSS relating principally to accommodation allowances. The inspectors took in view that symbolic rentals were charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, resulted in underpayment of tax on the salaries in kind. The Company has filed a defense requesting the cancellation of these assessments, which amounts to approximately R$16,000.

At December 31, 2004, the Company's judicial deposits amounted to approximately R$16,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.

(c)  PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the increase in the COFINS rate imposed by Law 9.718/98. A preliminary injunction was favorable to the Company on April 5, 1999. Due to unfavorable court decisions to other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program - special payment in installments R$ 59,471 - created by Law 10.684/2003, and maintained only the claims regarding foreign exchange differences. The remaining amount, related to the period February 1999 - September 2003, amounts to approximately R$136,179, already adjusted to

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


current price levels based on Brazil's base rate (SELIC), which is appropriately reflected in accounting under tax litigation - long-term receivable.

(d) INCOME TAX AND SOCIAL CONTRIBUTION RELATED TO THE "PLANO VERAO"

In December 1994, the Company filed an ordinary lawsuit to include the effects of the 70.28% difference in the IPC index in January 1989 in the determination of income tax and social contribution. The Federal Regional Court, 2nd Region (the "Tribunal") subsequently accepted that an alternative index (42.72%) be used. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began to use the 47% deduction in computing taxable income and has included a provision for contingencies of R$ 54,630. In March 2003, the Company obtained a final court ruling and, consequently reversed this provision against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988 respectively, in the year ended December 31, 2003.

(e) SOCIAL CONTRIBUTION ON NET INCOME - NON-INCIDENCE ON THE EXPORTATION
    REVENUES

In September, 2002, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard, adjusted by Brazil's base rate (SELIC), in the amount of R$ 145,327. This amount has been provided for until a final decision is reached.

(f) OTHER

The Company maintains, based on its legal attorneys opinion, a provision for fiscal contingencies in the total approximate amount of R$ 33,000. For those contingencies, the Company also maintains judicial deposit of approximately R$ 14,000.


19  FISCAL INCENTIVES - ADENE

The Barra do Riacho operations are located within the geographic area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax plus additional non-refundable amounts calculated on the Company's taxable income.


The concession of this benefit was authorized by an ADENE decree and then approved by the Internal Revenue Service in December 2002. The benefits are as follows:

(i) Profits corresponding to the volumes of Plant Fiberline C, limited to 780 thousand tons/year, for 10 years: 75% reduction of the statutory tax rate, as from 2003 through 2012;

(ii) Profits corresponding to the volumes of Plants A and B, limited to 1,300 thousand tons/year, for 10 years: 37.5% reduction of the statutory rate through 2003, 25% reduction from 2004 through 2008 and 12.5% reduction from 2009 through 2013.

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


On January 9, 2004 the Company received correspondence from ADENE notifying that "in respect to the reexamination by the Juridical Consultants of the Integration Ministry regarding the geographic area covered by the concession of the referred incentive", the right to the benefit would be dismissed, and that ADENE would provide for its repeal. Subsequently, ADENE cancelled the effect of the correspondence mentioned above, respecting the arguments and the legal measures filed by the Company.

Subsequently, the following legal instruments and acts occurred in respect of the ADENE incentives:


- ADENE's notification number 58 of June 15, 2004: annulling the right to fiscal benefit;

- ADENE's notification number 83/04 of July 8, 2004: Granting Aracruz 10 days to present comments on the administrative process;

- ADENE's official letter number 733/04 of September 06, 2004: annulling the basis for the fiscal incentives;


- ADENE's notification of September 17, 2004: Confirming that the basis for the fiscal incentives is still in force;

- ADENE's decree number 159 of December 22, 2004, published in December 29, 2004: nullifies prior notification by ADENE in favor of the Company.

On January 3, 2005, the Company appealed to the National Integration Ministry, responsible for ADENE, requesting the maintenance of the fiscal-incentive and the repeal of ADENE's decision.

Company's management, based on the advice of external attorneys, believes that ADENE's decision does not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited into "Capital reserve" account). Thus, at December 31, 2004 no provisions for loss were registered for the amounts of the benefits recognized though those dates.

Convinced about its rights, the Company will seek all available legal instruments to maintain its right to enjoy these tax incentives.

20 RECONCILIATION OF SHAREHOLDERS' EQUITY AND RESULTS OF OPERATIONS - PARENT COMPANY AND CONSOLIDATED


                                                                                   2004               2004
                                                                      -----------------  ------------------

STOCKHOLDERS' EQUITY
--------------------------------------------------------------------


Stockholders' Equity - Parent Company                                        3,490,828           2,812,059

Unrealized profits                                                             (96,211            (128,303)
Unrealized shipping expenses                                                    19,290              16,299

Income tax and social contribution on unrealized profits                        26,153              38,081
                                                                      -----------------  ------------------


ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-----------------------------------------------------------------------------------------------------------------------------------



Stockholders equity - Consolidated                                           3,440,060           2,738,136
                                                                      =================  ==================

RESULTS OF PERIOD

Net income - Parent Company                                                  1,045,342             878,433

Unrealized profits                                                              32,092             (19,684)

Unrealized shipping expenses                                                     2,991               3,979

Income tax and social contribution on unrealized profits                       (11,928               7,507
                                                                      -----------------  ------------------

Net income - Consolidated                                                    1,068,497             870,235
                                                                      =================  ==================

21   COMMITMENTS

(a)  SUPPLY OF CHEMICAL PRODUCTS

     Long-term contracts have been entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. in December 1999 and May 2002 for the supply of chemical products to Aracruz Celulose S.A These contracts include clauses for their suspension and cancellation in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing, and "take or pay", in which the Parent Company assumes an obligation to acquire volumes of chemical products which are conservatively projected for six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

(b)  WOOD SUPPLY

     The Company entered into a loan agreement with Suzano Bahia Sul S.A. to obtain a loan of 1,900 thousand m(3) of eucalyptus wood, to be provided to the Parent Company up to December 31, 2004. The agreement establishes that the equivalent volume must be returned in similar operating condition between 2006 and 2008. Based on current costs of forest cultivation, at December 31, 2004, an amount of R$ 17,665 was recorded related to the volume of wood received through that date.

(c)  INDIAN COMMUNITIES - TERMS OF SETTLEMENT

     The Company was involved in an administrative claim concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in accordance with paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Ministry of Justice Rulings Nos. 193, 194 and 195, all of March 6, 1998, which established the expansion of their reserves by 2.571 hectares of land belonging to the Company. In addition, the Company also committed to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, up to an amount of approximately R$ 13,500 (historical amount), restated monthly based on the variation of the higher of the IGPM or IPC indexes, or their substitutes. The total of this financial

ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

     assistance should be paid out over a period of 20 years, conditioned to the accomplishment of certain obligations by the Indian Communities.

     Should the Indigenous Communities default on their obligations, after being duly notified by the Ministry of Land Policy and Agricultural Development, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In accordance with these terms, at December 31, 2004, the accumulated amount that the Company had donated to the Associations of the Indigenous Communities was of R$ 8,615.

(d)  GUARANTEE

     On December 31, 2004, the Company had provided the following guarantees to other subsidiaries and jointly-controlled company, in respect of loans and legal challenges:


Aracruz Trading Hungary Ltd.                                     2,079,722
Veracel Celulose S.A.                                              667,866
                                                                ----------
Total                                                            2,747,588
                                                                ==========



ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-----------------------------------------------------------------------------------------------------------------------------------

1         STATEMENT OF CASH FLOWS

                                                                           PARENT COMPANY                    CONSOLIDATED
                                                         ---------------------------------  ------------------------------
                                                                   2004              2003            2004            2003
                                                         ---------------  ----------------  --------------  --------------
OPERATING ACTIVITIES

NET INCOME FOR THE YEAR                                       1,045,342           878,433       1,068,497         870,235
  Adjustments to reconcile net income
    with cash flow provided by operating activities
     Depreciation, amortization and depletion                   440,631           289,181         464,765         336,414
    Equity in the results of subsidiaries                      (507,761)          100,458              73
     Deferred Income tax and social contribution                 35,220            82,470          47,826          80,204
     Exchange and monetary variations                          (233,225)         (519,531)       (248,273)       (342,233)
     Fiscal incentive - ADENE                                    41,927           100,931          41,927         100,931
     Provision for contingencies, net                           118,729           173,456         104,665         171,823
     Provision for losses in tax credits                         66,725            70,346          66,725          70,346
     Realization of goodwill                                      6,932            26,948           6,932          26,948
     Residual value of property, plant and                      (12,812)              740         (12,838)         2,156
      equipment disposed of

DECREASE (INCREASE) IN ASSETS
     Debt securities                                           (116,697)         (31,889        (116,697)        (21,054)
     Accounts receivable                                         96,740         (319,520)         15,548         (78,572)
     Inventories                                                (17,641)         (30,488)          7,614         (57,897)
    Recoverable taxes                                          (143,892)         140,128        (133,700)        127,836
    Others                                                      (11,643)          (2,262)        (13,037)         (8,474)

INCREASE (DECREASE) IN LIABILITIES
     Suppliers                                                  (79,056)          22,431         (48,786)       (103,264)
     Loans from related parties (includes interest)             195,409         1,073,386
     Interest on loans and financings                             2,513           (22,634          11,438         (11,355)
     Income Tax and Social Contribution                          48,222            22,264          30,822          59,052
     Provisions for litigation and contingency                  (24,694)         (152,709)        (24,694)       (130,649)
     Others                                                       4,037            64,852          (1,289)        46,220
                                                         ---------------  ----------------  --------------  --------------

CASH PROVIDED BY OPERATING ACTIVITIES                           955,006         1,966,991       1,267,518       1,138,667
                                                         ---------------  ----------------  --------------  --------------


                                                                      PARENT COMPANY                         CONSOLIDATED
                                                     --------------------------------       ------------------------------
                                                               2004             2003                 2004            2003
                                                     ---------------  ---------------       --------------  --------------
INVESTING ACTIVITIES

Investments of short and long term                         (155,172)         83,470              (155,172)        72,635
    Permanent assets:
      Investments                                          (201,016)     (1,970,744)                          (1,658,027)
      Fixed                                                (274,968)       (350,076)           (1,150,016)      (615,593)
      Deferred                                                                                     (1,388)       (12,310)
    Capital reduction of subsidiary                          85,363         470,250
    Dividends received                                      482,338
    Effect on cash of                                                                                              12,157
       acquisition of subsidiary
    Sale of fixed assets                                     51,952            2,080               52,005           2,359
                                                     ---------------  ---------------       --------------  --------------

CASH USED IN INVESTING ACTIVITIES                           (11,503)     (1,765,020)         (1,254,571)    (2,198,779 )
                                                     ---------------  ---------------       --------------  --------------



ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Loans and financings
    Additions                                             2,060,786        2,398,074            3,157,904       5,082,660
    Repayments                                           (2,403,938)     (2,295,716 )         (2,661,963 )    (3,519,830 )
  Treasury stock                                                                  (8)                                 (8 )
  Dividends and Interest on Stockholders' Equity           (592,279)       (314,545)           (592,279 )      (314,545 )
                                                     ---------------  ---------------       --------------  --------------

CASH PROVIDED BY FINANCING ACTIVITIES                      (935,431)       (212,195)            (96,338 )     1,248,277
                                                     ---------------  ---------------       --------------  --------------

EFFECT OF EXCHANGE VARIATION ON CASH AND CASH                                                      10,028         (42,015 )
   EQUIVALENT
                                                     ---------------  ---------------       --------------  --------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                     8,072          (10,224)            (73,363 )       146,150
                                                     ---------------  ---------------       --------------  --------------

Cash and cash equivalents, beginning of the period            3,809           14,033              248,487         102,337
                                                     ---------------  ---------------       --------------  --------------

Cash and cash equivalents, end of the period                 11,881            3,809              175,124         248,487
                                                     ===============  ===============       ==============  ==============


2        STATEMENT OF VALUE ADDED

                                                                       PARENT COMPANY                      CONSOLIDATED
                                                     ---------------------------------  --------------------------------
                                                                2004             2003             2004             2003
                                                     ---------------- ----------------  ---------------  ---------------

INCOME                                                     2,697,960        2,726,501        3,441,295        3,149,204

INPUTS ACQUIRED FROM THIRD PARTIES                        (1,342,781)     (1,097,355)     (1,502,808)     (1,446,348)
                                                     ---------------- ----------------  ---------------  ---------------

GROSS VALUE ADDED                                          1,355,179        1,629,146        1,938,487        1,702,856

RETENTIONS
   Depreciation, amortization and depletion                 (440,631)       (289,181)       (464,765)       (336,414 )
                                                     ---------------- ----------------  ---------------  ---------------

NET VALUE ADDED GENERATED                                    914,548        1,339,965        1,473,722        1,366,442
                                                     ---------------- ----------------  ---------------  ---------------

TRANSFERS RECEIVED
     Financial income - including monetary and               117,024           87,723          146,682           21,683
        exchange variations
     Equity in results of subsidiary companies               507,761         (100,458)            (73)
                                                     ---------------- ----------------  ---------------  ---------------

                                                             624,785          (12,735)        146,609           21,683
                                                     ---------------- ----------------  ---------------  ---------------

AVAILABLE VALUE FOR DISTRIBUTION                           1,539,333        1,327,230        1,620,331        1,388,125
                                                     ================ ================  ===============  ===============

DISTRIBUTION OF VALUE ADDED

GOVERNMENT AND COMMUNITY
     Taxes and contributions                                 257,535          555,669          288,843          595,177
     Support, sponsorship and donations                       14,879            9,286           14,945            9,326
                                                     ---------------- ----------------  ---------------  ---------------
                                                             272,414          564,955          303,788          604,503



ARACRUZ CELULOSE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
-----------------------------------------------------------------------------------------------------------------------------------

EMPLOYEES                                                    177,896          128,815          195,561          146,039

INTEREST ON THIRD PARTIES' CAPITAL
    Financial expenses                                        43,681         (244,973)         52,485         (232,652)
                                                     ---------------- ----------------  ---------------  ---------------


REMUNERATION OF SHAREHOLDERS' CAPITAL                        408,500          360,000          408,500          360,000

INCOME WITHHELD                                              636,842          518,433          659,997          510,235
                                                     ---------------- ----------------  ---------------  ---------------

TOTAL DISTRIBUTED AND WITHHELD                             1,539,333        1,327,230        1,620,331        1,388,125
                                                     ================ ================  ===============  ===============

                                                       * * *